PRESS RELEASE

Banro Provides Corporate Update

Toronto, Canada – November 13, 2017 – Banro Corporation ("Banro" or the "Company") (NYSE American - "BAA"; TSX - "BAA") announced today that it continues to face significant ongoing, operational and financial challenges including short and long term liquidity constraints. The Company’s ability to continue operations in the normal course of business is dependent on several factors, including securing funding for operations and to meet upcoming debt servicing and working capital requirements. In addition, mining operations at the Company’s Namoya mine in Maniema Province of the Democratic Republic of the Congo (“DRC”) continue to be suspended due to the ongoing closure of road access to the mine site. Please refer to the Company’s press release of September 25, 2017.

In the event the Company is unsuccessful in addressing these ongoing operational and financial challenges, it may become unable to meet its non-DRC financial obligations as they become due.

As previously announced, the Board of Directors of the Company (the “Board”) established a special committee comprised of independent directors (the “Committee”) to identify and make recommendations to the Board concerning financing and other strategic options (including the restructuring or refinancing of existing obligations).

The Committee has advised the Board that, based in part on the opinion of its financial advisor, it has concluded that there is no reasonable prospect that a successful capital raise (whether debt, equity or a combination) could be completed at the current time at a level sufficient to refinance the Company’s existing indebtedness and to address its working capital requirements. Consequently, there is substantial doubt as to the Company’s ability to continue as a going concern.

The Committee reported that it is in discussions with the Company’s major stakeholders concerning the possible restructuring of the Company’s non-DRC debt obligations as well as the provision of financing to support the Company’s ongoing operations in the DRC. There is significant risk that any restructuring of the Company’s non-DRC debt obligations may result in significant impairment to the value of the equity holders’ interests in the Company.

The Company continues to take all steps necessary to ensure the continuity of its operations in the DRC.

Due to the significant uncertainty surrounding the Company’s ability to continue as a going concern, the Company will not be in a position to release its interim unaudited condensed consolidated financial statements and related management’s discussion and analysis for the period ended September 30, 2017.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza and Namoya mines, which began commercial production in September 2012 and January 2016 respectively. The Company’s longer-term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometres long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the Democratic Republic of the Congo (the “DRC”). All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the ability of the Company to implement financing or other appropriate strategic transactions as part of the ongoing process, the Company’s liquidity and ability to meet payment obligations and the timing of meeting such payment obligations, the Company’s intentions for the future of its business operations and long-term strategy, the Company’s commitment to its employees and suppliers, a resolution of the situation relating to the closure of road access to the Company’s Namoya mine, estimates and/or assumptions in respect of future gold production, costs, cash flow and gold recoveries, mineral resource and mineral reserve estimates, potential mineral resources and mineral reserves and the Company’s production, development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, the possibility that the Company will be unable to address its ongoing operational and working capital challenges (including significant liquidity constraints in both the short and long term) through new financing and/or the restructuring or refinancing of existing obligations and will therefore be unable to continue as a going concern. In addition, actual results or events could differ materially from current expectations due to instability in the eastern DRC where the Company’s mines are located; political developments in the DRC; uncertainties relating to the availability and costs of financing or other appropriate strategic transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than expected; changes in capital markets; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated April 2, 2017 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein. The forward-looking statements contained in this press release are expressly qualified by this cautionary note.

For further information, please visit our website at www.banro.com, or contact Investor Relations at:
+1 (416) 366-2221
+1-800-714-7938
info@banro.com.